UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2026

EPILOG IMAGING SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	27-2957582
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

333 W. San Carlos St., San Jose, CA 95110

(Address of principal executive office) (Postal Code)

1-877-374-5642

(Issuer’s telephone number, including area code)

Common Stock issued pursuant to Regulation A as of filing

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Semiannual Report on Form 1-SA of Epilog Imaging Systems, Inc., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and in our specific markets, variability of operating results, our ability to maintain and attract customers and employees, development and operating costs, advertising and promotional efforts, adverse publicity, acceptance of new product offerings, changes in business strategy or development plans, availability and terms of capital, and other factors referenced in this Semiannual Report. These risks and uncertainties, along with others, are described above under the heading “Risk Factors” in our Offering Statement on Form 1-A and in our most recent Annual Report on Form 1-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this Semiannual Report. We make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this report, and do not undertake any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our unaudited financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Semiannual Report.

RESULTS OF OPERATIONS

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

The Company generated revenues of $14,652 for the six months ended June 30, 2026 as it began to realize initial sales activity, compared to no revenues for the six months ended June 30, 2025, during which the Company remained focused on business development activities.

Total operating expenses were $1,975,004 for the six months ended June 30, 2026, compared to $161,425 for the six months ended June 30, 2025, an increase of $1,813,579, or approximately 1,123.5%. The increase was driven primarily by: (i) $758,000 of non-cash share-based compensation expense, a new item with no comparable amount in the prior period; (ii) approximately $461,000 of higher Marketing and investor awareness expense, the substantial majority of which relates to capital raise expense incurred in connection with the Company’s securities offering activities under Regulation Crowdfunding; (iii) approximately $262,725 of higher Other operating expenses; and (iv) approximately $209,000 of higher Research and development expense as the Company continued to invest in product commercialization, together with smaller increases in payroll and benefits, general and administrative expenses, and depreciation and amortization.

Components of Other Operating Expenses

	2026	2025	% Change
Auto and travel	$21,712	$6,507	233.7%
Insurance	6,206	275	2,156.7%
Occupancy and facility	98,034	51,533	90.2%
Professional fees	215,622	20,534	950.1%
Total Other Operating Expenses	$341,574	$78,849	333.2%

As a result of the foregoing, the Company generated a net loss of $1,951,750 for the six months ended June 30, 2026 compared to a net loss of $166,582 for the six months ended June 30, 2025.

LIQUIDITY AND FINANCIAL CONDITION

WORKING CAPITAL

	June 30, 2026	December 31, 2025
Current assets	$1,575,647	$1,465,360
Current liabilities	$724,268	$632,388
Working capital	$851,379	$832,972

4

CASH FLOWS

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flow used by operating activities	$(1,152,745)	$(184,514)
Cash flow provided by (used in) investing activities	(8,918)	38,065
Cash flow provided by financing activities	1,206,591	817,956
Net increase in cash during period	$44,928	$671,507

Historically, the Company has financed its operations through the sale of securities to investors. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed. The Company maintains a relatively low overhead. Most Company employees continue to receive a significant part of their compensation as equity payments to conserve cash for research & development, product development, and new fundraising activities.

On June 30, 2026, the Company’s cash on hand was $1,503,038, with total assets of $2,101,304. Comparatively, as of December 31, 2025, the Company’s cash on hand was $1,458,110, with total assets of $2,033,716. During the six months ended June 30, 2026 the Company had a net increase in cash of approximately $45,000, driven primarily by approximately $1,207,000 of net proceeds from financing activities, partially offset by approximately $1,153,000 of cash used in operating activities and approximately $9,000 used in investing activities.

As of June 30, 2026 and December 31, 2025, the Company had total liabilities of $835,600 and $781,306, respectively. The largest component of Company liabilities is shareholder advances, which were previously used to assist with the costs of operations. On June 30, 2026 and December 31, 2025, the amount of advances outstanding was $227,525 and $227,525, respectively.

The Company has recorded losses since inception and, as of June 30, 2026, had an accumulated deficit of $7,713,305 compared to an accumulated deficit of $5,761,555 as of December 31, 2025. The Company plans to continue additional fundraising through securities offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Recent Offerings of Securities and Outstanding Debt

During the six months ended June 30, 2026, the Company issued 2,060,994 shares of its common stock in conjunction with its Regulation Crowdfunding offering. Gross proceeds attributable to these shares were $1,104,146, and net proceeds, after issuance costs of $115,440, were $988,706. Total cash collected during the period in connection with the offering was $1,206,591, which also includes $217,885 collected on shares subscribed for in the prior year.

As of June 30, 2026 and December 31, 2025, the Company had outstanding stock subscriptions receivables of $0 and $217,885, respectively.

Going Concern

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2026, the Company has an accumulated deficit of $7,713,305 and, for the six months then ended, incurred a net loss of $1,951,750 and used approximately $1,153,000 of cash in operating activities. While the Company had positive working capital of $851,379 at June 30, 2026 following its recent equity financing activities, continuing losses and ongoing cash used by operating activities, together with the Company’s dependence on external financing to fund operations, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

5

Subsequent Events

On August 20, 2026, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which became effective on that date. The Amendment increased the total number of shares of capital stock the Company is authorized to issue from 55,000,000 shares (50,000,000 shares of Voting Common Stock and 5,000,000 shares of Preferred Stock) to 280,000,000 shares, consisting of 75,000,000 shares designated as Voting Common Stock, 200,000,000 shares newly designated as Non-Voting Common Stock, and 5,000,000 shares designated as Preferred Stock (unchanged). The Amendment was approved by the Company’s Board of Directors on August 18, 2026 and by the holders of the requisite number of shares of the Company’s capital stock on August 19, 2026.

On September 4, 2026, the Company’s Board of Directors approved the grant of non-qualified stock options outside of the Company’s stock incentive plan to certain directors, officers, and consultants (excluding the Company’s Chief Executive Officer), covering an aggregate of 11,321,503 shares of Non-Voting Common Stock at an exercise price of $1.53 per share, representing the fair market value of the underlying stock as determined by an independent third-party valuation. Of these awards, options covering 9,948,334 shares — representing the full number of shares previously allocated under the Company’s informal, pre-plan allocation program described in Note 8 – Stockholders’ Equity, which this grant formalizes and settles in its entirety — vested in full on the grant date, and options covering 1,373,169 shares vest in 12 equal monthly installments beginning October 1, 2026. Using the Black-Scholes option-pricing model (grant-date share price and exercise price of $1.53, expected term of 10 years, risk-free rate of 4.3%, expected volatility of 80%, and no expected dividends), the Company estimated the grant-date fair value of these options at approximately $1.28 per option, or an aggregate of approximately $14,470,000. As the grant date is subsequent to June 30, 2026, no compensation expense related to these awards has been recognized in the accompanying condensed consolidated financial statements; the Company expects to recognize approximately $12,715,000 of non-cash share-based compensation expense in the period that includes the grant date related to the immediately vested awards, with the remaining approximately $1,755,000 recognized over the 12-month vesting period of the awards vesting in installments.

On September 16, 2026, the Company adopted the Epilog Imaging Systems, Inc. Stock Incentive Plan (the “Plan”), which became effective on that date. The Plan authorizes the Company to grant equity and equity-based awards, including incentive stock options, nonqualified stock options, share appreciation rights, and restricted stock awards, to officers, employees, directors, and consultants of the Company. The maximum number of shares of the Company’s Non-Voting Common Stock that may be delivered pursuant to awards granted under the Plan is 14,000,000 shares. The Plan was adopted by the Company’s Board of Directors on September 4, 2026, subject to stockholder approval, and was approved by the holders of the requisite number of shares of the Company’s capital stock on September 16, 2026.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS INDEX

7

EPILOG IMAGING SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,503,038	$1,458,110
Other current assets	72,609	7,250
TOTAL CURRENT ASSETS	1,575,647	1,465,360
PROPERTY AND EQUIPMENT, NET (NOTE 3)	59,716	70,721
OPERATING LEASE RIGHT OF USE ASSET (NOTE 6)	220,604	246,751
SECURITY DEPOSIT	15,170	15,170
INTANGIBLE ASSETS, NET (NOTE 4)	230,167	235,714
TOTAL ASSETS	$2,101,304	$2,033,716

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	214,563	130,386
Accrued liabilities	38,783	43,861
Accrued interest payable to shareholder (NOTE 5)	109,161	108,026
Due to related parties (NOTE 5)	24,757	24,757
Current portion of operating lease liabilities (NOTE 6)	109,479	97,833
Shareholder advance (NOTE 5)	227,525	227,525
TOTAL CURRENT LIABILITIES	724,268	632,388
Operating lease liabilities, net of current portion (NOTE 6)	111,332	148,918
TOTAL LIABILITIES	835,600	781,306

COMMITMENTS AND CONTINGENCIES (NOTE 7)	—	—

STOCKHOLDERS’ EQUITY
Preferred Stock, $0.0001 par value, authorized 5,000,000 shares; none issued and outstanding	—	—
Common Stock, $0.0001 par value, authorized 50,000,000 shares; 42,688,899 and 39,384,539 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	4,269	3,938
Additional paid-in capital	8,974,740	7,227,912
Subscriptions receivable	—	(217,885)
Accumulated deficit	(7,713,305)	(5,761,555)
TOTAL STOCKHOLDERS’ EQUITY	1,265,704	1,252,410
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,101,304	$2,033,716

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the six months ended

	June 30, 2026	June 30, 2025
REVENUES	$14,652	$—

OPERATING EXPENSE
General and administrative	799,534	21,482
Marketing and investor awareness	486,628	25,330
Payroll and benefits	95,179	6,697
Research and development	226,619	17,546
Depreciation and amortization	25,470	20,349
Other operating expenses	341,574	78,849
Gain on sale of equipment	—	(8,828)
TOTAL OPERATING EXPENSES	1,975,004	161,425
LOSS FROM OPERATIONS	(1,960,352)	(161,425)

OTHER INCOME (EXPENSE)
Interest expense	(1,138)	(5,426)
Other income	9,740	269
TOTAL OTHER INCOME (EXPENSE)	8,602	(5,157)
NET LOSS BEFORE INCOME TAXES	(1,951,750)	(166,582)
Provision (benefit) for income tax	—	—
NET LOSS	$(1,951,750)	$(166,582)

Basic and diluted loss per share	$(0.05)	$(0.00)
Basic and diluted weighted average number shares outstanding	41,733,054	33,768,796

The accompanying notes are an integral part of these unaudited consolidated financial statements.

9

EPILOG IMAGING SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

For the six months ended June 30, 2026

	Shares	Par Value	APIC	Subscriptions Receivable	Accumulated Deficit	Total
BALANCE, December 31, 2025	39,384,539	3,938	7,227,912	(217,885)	(5,761,555)	1,252,410
Shares issued for cash	2,060,994	207	1,103,939	217,885	—	1,322,031
Share-based compensation	1,243,366	124	758,329	—	—	758,453
Share issuance costs	—	—	(115,440)	—	—	(115,440)
Net loss	—	—	—	—	(1,951,750)	(1,951,750)
BALANCE, June 30, 2026	42,688,899	4,269	8,974,740	—	(7,713,305)	1,265,704

For the six months ended June 30, 2025 (as previously reported)

	Shares	Par Value	APIC	Subscriptions Receivable	Accumulated Deficit	Total
BALANCE, December 31, 2024	33,332,794	3,333	4,657,777	(42,347)	(4,815,790)	(197,027)
Shares issued for cash	1,947,137	195	931,436	(9,460)	—	922,171
Share issuance costs	—	—	(104,215)	—	—	(104,215)
Net loss	—	—	—	—	(166,582)	(166,582)
BALANCE, June 30, 2025	35,279,931	3,528	5,484,998	(51,807)	(4,982,372)	454,347

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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EPILOG IMAGING SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the six months ended

	June 30, 2026	June 30, 2025
OPERATING ACTIVITIES:
Net loss	$(1,951,750)	$(166,582)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation of property and equipment	11,005	6,458
Amortization of intangible assets	14,465	13,891
Share-based compensation	758,453	—
Gain on sale of equipment	—	(8,828)
Changes in operating assets and liabilities:
Other current assets	(65,359)	4,500
Accounts payable	84,177	(36,934)
Accrued liabilities	(4,871)	1,843
Accrued interest payable to shareholder	1,135	1,138
Net cash used by operating activities	(1,152,745)	(184,514)

INVESTING ACTIVITIES:
Purchase of intangible assets	(8,918)	(4,935)
Proceeds from sale of property and equipment	—	43,000
Net cash provided by (used in) investing activities	(8,918)	38,065

FINANCING ACTIVITIES:
Proceeds from sale of common stock, net of issuance costs	1,206,591	817,956
Net cash provided by financing activities	1,206,591	817,956
Net increase in cash and cash equivalents	44,928	671,507
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,458,110	20,954
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,503,038	$692,461

NON-CASH FINANCING AND INVESTING ACTIVITIES
Right of use assets obtained in exchange for new operating lease liabilities	$24,440	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

11

EPILOG IMAGING SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2026

NOTE 1 – NATURE OF OPERATIONS

Epilog Imaging Systems, Inc. was incorporated on June 28, 2010, in the state of Delaware. The Company’s headquarters are located in San Jose, California. Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the Company develops artificial intelligence (“AI”) vision products related to automobiles, self-driving, and the transportation industry. The Company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The Company’s products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

These consolidated financial statements include the results of Epilog Imaging Systems, Inc and its wholly owned subsidiary Aperis AI. All intercompany transactions, balances, and expenses have been eliminated.

Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for Regulation A semiannual reports on Form 1-SA. Certain information and footnote disclosures normally included in audited annual financial statements have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the results for the interim periods presented have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2026. These unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and related notes included in its most recent Annual Report on Form 1-K for the year ended December 31, 2025.

Going Concern

As shown in the accompanying financial statements, the Company has incurred operating losses since inception. As of June 30, 2026, the Company has an accumulated deficit of $7,713,305. On June 30, 2026, the Company had positive working capital of $851,379. Although the Company maintained positive working capital as of the balance sheet date, continuing losses and ongoing cash used by operating activities raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence. Achievement of the Company’s objectives will be dependent upon the ability to obtain additional financing and generate revenue from current and planned business operations, and control costs. The Company plans to fund its future operations by obtaining additional financing from investors and/or lenders.

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Use of Estimates

The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Significant areas requiring the use of management assumptions and estimates relate to depreciable lives of property and equipment, amortization lives of intangible assets, the discount rate and lease term used to measure operating lease right-of-use assets and liabilities, the valuation of common stock used to measure share-based compensation, and long-lived asset impairments. Actual results could differ from these estimates and assumptions and could have a material effect on the Company’s reported financial position and results of operations.

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at commercial banks. The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit. The total cash balance is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per commercial bank; at times the Company may exceed the FDIC limits.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. The Company’s revenue to date has consisted of product sales, which are recognized at a point in time upon shipment or delivery to the customer, consistent with the transfer of control. Payment is generally due at or shortly after the time of sale.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, using the Company’s incremental borrowing rate as the discount rate when the rate implicit in the lease is not readily determinable. ROU assets also include any lease payments made and are reduced by lease incentives. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets or lease liabilities for short-term leases (leases with an initial term of 12 months or less). See Note 6 – Leases.

Property and Equipment

Equipment is stated at cost. Significant improvements are capitalized. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in the period of disposal as operating expenses. Estimated useful lives for property and equipment are as follows: furniture and equipment, 7 years; vehicles, 5 years; warehouse equipment, 5 years; building improvements, 5 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the sum of the undiscounted cash flows expected to be generated by the asset group is less than its carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds its fair value.

Advertising Costs

The Company’s advertising costs are expensed as incurred. For the six months ended June 30, 2026 and June 30, 2025, the Company recognized $98,470 and $25,330, respectively, in advertising costs recorded under the heading Marketing and investor awareness in the statement of operations.

13

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Intangible assets, consisting of patents and trademarks, are recognized when it is probable that the expected future economic benefits attributable to the asset will flow to the Company. Patents and trademarks are considered to have definite useful lives and are subject to systematic amortization on a straight-line basis over their estimated useful lives. For patents and trademarks under development or awaiting issuance, no amortization is recognized until the patent or trademark is legally issued or registered and ready for use. Estimated useful lives for intangibles are as follows: website, 5 years; trademarks, 10 years; patents, 10 –17 years.

Fair Value Measurements

When required to measure assets or liabilities at fair value, the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used (Level 1, 2, or 3). At June 30, 2026 and December 31, 2025, the Company had no assets or liabilities accounted for at fair value on a recurring basis.

Income Taxes

The Company accounts for income taxes using the liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized.

Equity Issuance Costs

Direct costs incurred in connection with the issuance of the Company’s equity securities are deferred until completion of the offering and, upon successful completion, are recorded as a reduction of Additional Paid-in Capital within the Consolidated Balance Sheets. Costs related to abandoned offerings are expensed to operations in the period the abandonment occurs.

Earnings per Share

Basic Earnings Per Share (“EPS”) is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects potential dilution from common shares issuable through stock options and warrants. For the six months ended June 30, 2026 and June 30, 2025, the Company had no such dilutive instruments.

Research and Development

Research and development (“R&D”) costs are expensed as incurred. R&D expenses consist primarily of personnel-related costs as well as third-party consulting fees, laboratory supplies, and allocated overhead. To date, no R&D costs have been capitalized.

Share-Based Compensation

All transactions in which goods or services are received for the issuance of shares of the Company’s common stock are accounted for based on the fair value of the common stock issued, as determined by the Company’s most recent equivalent price per share sold for cash.

Segment Reporting

The Company operates as a single operating segment. All financial information is presented on a consolidated basis and reviewed by the Company’s Chairman of the Board as the Chief Operating Decision Maker (“CODM”). The CODM uses net loss, as presented in the statement of operations, to assess segment performance and allocate resources. The measure of segment assets is reported on the balance sheet as total assets.

New Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its financial condition, results of operations, cash flows or disclosures.

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NOTE 3 – PROPERTY AND EQUIPMENT

The following is a summary of the Company’s property and equipment at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Furniture and equipment	$92,611	$92,611
Vehicles	81,229	81,229
Warehouse equipment	9,902	9,902
Building improvements	5,000	5,000
Property and equipment, at cost	188,742	188,742
Accumulated depreciation	(129,026)	(118,021)
TOTAL PROPERTY AND EQUIPMENT	$59,716	$70,721

For the six months ended June 30, 2026 and June 30, 2025, depreciation expense for property and equipment was $11,005 and $6,458, respectively.

NOTE 4 – INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Website	$10,000	$10,000
Trademarks issued	17,395	17,395
Patents issued	295,318	295,318
Intangible assets, at cost	322,713	322,713
Accumulated amortization	(114,383)	(99,918)
Trademarks pending	21,837	12,919
Patents pending	0	0
TOTAL INTANGIBLE ASSETS	$230,167	$235,714

For the six months ended June 30, 2026 and June 30, 2025, amortization expense for intangible assets was $14,465 and $13,891, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Chief Executive Officer, Director and largest shareholder of the Company advanced funds for operations. As of June 30, 2026 and December 31, 2025, the amount of advance outstanding was $227,525 and is recorded under Shareholder advance on the consolidated balance sheets. These advances accrue interest at the minimum federal statutory rate. The accrued interest balance on June 30, 2026 and December 31, 2025 was $109,161 and $108,026, respectively. For the six months ended June 30, 2026 and June 30, 2025, interest expense, related party was $1,135 and $1,138, respectively.

The Company leases office and warehouse space from a member of its Board of Directors on a month-to-month basis, separate from and in addition to the Company’s operating leases described in Note 6 – Leases. For the six months ended June 30, 2026 and June 30, 2025, the Company recognized lease costs of $27,000 and $27,000, respectively, which is classified within Other operating expenses on the consolidated statements of operations.

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Payables to the officers of the Company for liabilities in the course of business, as of June 30, 2026 and December 31, 2025, amounted to $24,757 and $24,757, respectively, and are included in Due to related parties on the balance sheets.

NOTE 6 – LEASES

The Company’s operating leases consist of the San Carlos, Dubois, and Toyota Sienna leases described below. In addition, the Company leases office and warehouse space from a member of its Board of Directors on a month-to-month basis; see Note 5 – Related Party Transactions.

San Carlos Operating Lease

The Company leases approximately 2,400 rentable square feet of office and laboratory space in San Francisco, California, used for software development and prototyping (the “San Carlos lease”). The San Carlos lease was executed on August 7, 2025 under a sublease agreement with a third-party sublessor, commenced on September 1, 2025, and has a non-cancelable term of 24 months, expiring on August 31, 2027. The lease provides for fixed monthly rent of $6,500 with no rent escalations, for total payments of $156,000 over the life of the lease. The Company utilized a discount rate of 7.5%, which approximates its incremental borrowing rate.

Dubois Operating Lease

The Company leases additional office and research-and-development space under a single non-cancelable operating lease for approximately 1,200 square feet of second-floor space at 155 Dubois Street, Suite D, Santa Cruz, California. The lease was executed on December 15, 2025; its term began January 1, 2026 and expires December 31, 2029. The lease provides for fixed monthly rent that escalates annually at approximately 3.0%, for total payments of $143,579 over the life of the lease. The Company utilized a discount rate of 7.5%, which approximates its incremental borrowing rate.

Toyota Sienna Vehicle Lease

The Company leases a 2025 Toyota Sienna XSE AWD under a closed-end vehicle lease with Toyota Motor Credit Corporation (the “Toyota Sienna lease”). The lease commenced on March 22, 2026, has a non-cancelable term of 36 months, and expires on March 21, 2029. The lease provides for a monthly base payment of $752.86, plus a one-time additional amount of $633.20 paid with the first period’s payment. The Company utilized an implicit monthly discount rate of approximately 0.76% (approximately 9.1% on an annualized weighted-average basis, reflecting the shorter remaining lease term), consistent with the rate specified in the lease agreement.

Lease Balances

As of June 30, 2026, the Company’s operating lease right-of-use asset was $220,604 and total operating lease liability was $220,811 ($109,479 current and $111,332 non-current), compared to $246,751 ($97,833 current and $148,918 non-current) as of December 31, 2025. Total operating lease expense for the six months ended June 30, 2026 was approximately $59,259, recorded within Other operating expenses on the Consolidated Statements of Operations.

Lease Cost

The following table presents the components of total lease cost for the six months ended June 30, 2026, all of which relates to the Company’s operating leases:

Six Months Ended June 30, 2026
San Carlos lease	$39,000
Dubois lease	$17,948
Toyota Sienna lease	$2,311
Total lease cost	$59,259

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Weighted-Average Remaining Lease Term and Discount Rate

The following table presents the weighted-average remaining lease term and weighted-average discount rate for each of the Company’s operating leases as of June 30, 2026:

	Weighted-Average Remaining Term (Years)	Weighted-Average Discount Rate
San Carlos lease	1.17	7.50%
Dubois lease	3.50	7.50%
Toyota Sienna lease	2.72	9.14%

Maturities of Operating Lease Liabilities

The following table presents the maturities of the Company’s operating lease liabilities as of June 30, 2026:

Twelve months ending June 30,	Payments
2027	121,237
2028	57,914
2029	42,977
2030	18,750
Thereafter	0
Total undiscounted lease payments	$240,878
Less: imputed interest	(20,067)
Total operating lease liability	$220,811
Less: current portion of operating lease liability	(109,479)
Non-current operating lease liability	$111,332

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Regardless of the outcome, litigation can have an adverse impact on the Company’s business due to defense and settlement costs, diversion of management resources, and other factors. As of June 30, 2026, the Company is not aware of any pending or threatened litigation that would have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

On February 4, 2025, the Company effected a two-for-one (2:1) stock split of its issued and outstanding shares of common stock, increasing authorized shares of common stock from 25,000,000 to 50,000,000. All share and per-share amounts for all periods presented reflect this stock split.

During the six months ended June 30, 2026, the Company issued 2,060,994 shares of its common stock in conjunction with its Regulation Crowdfunding offering. Gross proceeds attributable to these shares were $1,104,146, and net proceeds, after issuance costs of $115,440, were $988,706. Total cash collected during the period in connection with the offering was $1,206,591, which also includes $217,885 collected on shares subscribed for in the prior year. As of June 30, 2026 and December 31, 2025, the Company had outstanding stock subscriptions receivable of $0 and $217,885, respectively.

Share-Based Compensation

During the six months ended June 30, 2026, the Company issued 1,243,366 shares of its common stock as share-based compensation to consultants for advisory services. The shares had an aggregate grant-date fair value of $758,453 (approximately $0.61 per share), based on the Company’s most recent equivalent price per share sold for cash. The shares vested immediately upon issuance, and accordingly the Company recognized the full $758,453 as non-cash share-based compensation expense during the six months ended June 30, 2026, which is included within General and administrative expense on the accompanying condensed consolidated statements of operations. No compensation cost related to this award remains unrecognized as of June 30, 2026.

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The Company had no other share-based compensation activity (stock options, restricted stock units, or similar awards) outstanding or granted during the six months ended June 30, 2026.

On September 14, 2020, the Company’s Board of Directors approved an annual allocation of 1,340,000 shares of common stock to be awarded to key individuals, subject to formal adoption of an equity share award plan. As of June 30, 2026 and June 30, 2025, the Company had not yet approved a formal plan; therefore no grant date has been established, no shares have been issued, and no compensation expense has been recognized in connection with this allocation. For the years ended December 31, 2025 and December 31, 2024, the Company allocated 2,175,000 and 1,250,000 shares, respectively, under this program; at those dates, total allocated shares were 9,948,334 and 7,773,334, respectively. Subsequent to June 30, 2026, this informal allocation was formalized and settled in full through the stock option grant described in Note 9 – Subsequent Events, pursuant to which the Company granted options covering the entire 9,948,334 shares previously allocated under this program.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. As of June 30, 2026 and December 31, 2025, no preferred shares have been issued or outstanding.

NOTE 9 – SUBSEQUENT EVENTS

On August 20, 2026, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which became effective on that date. The Amendment increased the total number of shares of capital stock the Company is authorized to issue from 55,000,000 shares (50,000,000 shares of Voting Common Stock and 5,000,000 shares of Preferred Stock) to 280,000,000 shares, consisting of 75,000,000 shares designated as Voting Common Stock, 200,000,000 shares newly designated as Non-Voting Common Stock, and 5,000,000 shares designated as Preferred Stock (unchanged). The Amendment was approved by the Company’s Board of Directors on August 18, 2026 and by the holders of the requisite number of shares of the Company’s capital stock on August 19, 2026.

On September 4, 2026, the Company’s Board of Directors approved the grant of non-qualified stock options outside of the Company’s stock incentive plan to certain directors, officers, and consultants (excluding the Company’s Chief Executive Officer), covering an aggregate of 11,321,503 shares of Non-Voting Common Stock at an exercise price of $1.53 per share, representing the fair market value of the underlying stock as determined by an independent third-party valuation. Of these awards, options covering 9,948,334 shares — representing the full number of shares previously allocated under the Company’s informal, pre-plan allocation program described in Note 8 – Stockholders’ Equity, which this grant formalizes and settles in its entirety — vested in full on the grant date, and options covering 1,373,169 shares vest in 12 equal monthly installments beginning October 1, 2026. Using the Black-Scholes option-pricing model (grant-date share price and exercise price of $1.53, expected term of 10 years, risk-free rate of 4.3%, expected volatility of 80%, and no expected dividends), the Company estimated the grant-date fair value of these options at approximately $1.28 per option, or an aggregate of approximately $14,470,000. As the grant date is subsequent to June 30, 2026, no compensation expense related to these awards has been recognized in the accompanying condensed consolidated financial statements; the Company expects to recognize approximately $12,715,000 of non-cash share-based compensation expense in the period that includes the grant date related to the immediately vested awards, with the remaining approximately $1,755,000 recognized over the 12-month vesting period of the awards vesting in installments.

On September 16, 2026, the Company adopted the Epilog Imaging Systems, Inc. Stock Incentive Plan (the “Plan”), which became effective on that date. The Plan authorizes the Company to grant equity and equity-based awards, including incentive stock options, nonqualified stock options, share appreciation rights, and restricted stock awards, to officers, employees, directors, and consultants of the Company. The maximum number of shares of the Company’s Non-Voting Common Stock that may be delivered pursuant to awards granted under the Plan is 14,000,000 shares. The Plan was adopted by the Company’s Board of Directors on September 4, 2026, subject to stockholder approval, and was approved by the holders of the requisite number of shares of the Company’s capital stock on September 16, 2026.

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ITEM 4. EXHIBITS

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Certificate of Incorporation	1-A	024-11326	2.1	October 1, 2020
2.2	Amended and Restated Bylaws	1-A	024-11326	2.2	October 1, 2020
2.3	Amended and Restated Certificate of Incorporation	1-U	24R-00430	2.2	August 26, 2026
6.1	Lease Agreement dated January 1, 2022	1-K	24R-00430	6.1	November 1, 2022
6.2	Epilog and Jabil Ultimax Prototype Statement of Work dated September 12, 2018	1-A	024-11326	6.2	October 1, 2020
6.3	Epilog Imaging Systems, Inc. Stock Incentive Plan	1-U	024-11326	6.1	September 18, 2026
6.4	San Carlos Lease Agreement dated August 7, 2025	1-SA		6.4	September 28, 2026	X

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SIGNATURES

EPILOG IMAGING SYSTEMS, INC.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPILOG IMAGING SYSTEMS, INC.

Date: September 28, 2026	/s/ Michael Mojaver
	Name:	Michael Mojaver
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Michael Mojaver
Michael Mojaver, Chief Executive Officer and Director
Date: September 28, 2026

/s/ Kelly J. Stopher
Kelly J. Stopher, Chief Financial Officer and Chief Accounting Officer
Date: September 28, 2026

/s/ Lance Mojaver
Lance Mojaver, Chief Technology Officer
Date: September 28, 2026

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